Exhibit 99.1
Flamel Technologies Announces New Feasibility Projects;
Technology Access Fee
LYON, France – June 22, 2009 – Flamel Technologies, SA (Nasdaq: FLML) today announced that it has entered into agreements with a leading global healthcare provider to assess the applicability of the Medusa® platform for controlled release formulations of therapeutic proteins. The Company will receive technology access fees totaling € 2.5 million pursuant to these agreements, plus full development costs for the program. A joint press release regarding the agreement is anticipated for release in mid July.
Stephen H. Willard, Chief Executive Officer of Flamel Technologies, said: “We are very pleased to add a new partner for multiple molecules using our Medusa technology. We are gratified that our technology has achieved the recognition which justifies upfront payments as well as the usual license fees, development fees, milestones, and royalties. We look forward to announcing additional details of our collaboration in the month to come.”
Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs. Flamel’s Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins and peptides, as well as small molecule drugs.
Contact:
Charles Marlio, Director of Strategic Planning and Investor Relations
FRANCE:            + 33 (0) 4 7278-3434
Fax:                      + 33 (0) 4 7278-3435
Marlio@flamel.com
This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections regarding financial results, product developments and technology platforms. All statements that are not clearly historical in nature are forward-looking, and the words “anticipate,” “assume,” “believe,” “expect,” “estimate,” “plan,” will,” and similar expressions are generally intended to identify forward-looking statements. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control, that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2008. All forward-looking statements included in this release are based on information available at the time of the release. We undertake no obligation to update or alter our forward-looking statements as a result of new information, future events or otherwise.